SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

News Release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-2 14 30-1 www.bayerhealthcare.com www.presse.bayer.de

Large Study Shows that Presence of Neutralizing Antibodies Do Not Predict Clinical Response to Betaferon® Treatment

Berlin– Bayer Schering Pharma AG, Germany, announced today the results of a retrospective study demonstrating that the presence of neutralizing antibodies (NAbs) that can develop in response to Betaferon® (interferon beta-1b) therapy did not predict clinical response in patients with multiple sclerosis (MS).1 The study looked at data from over 6,600 patients across three continents. It is the largest dataset ever analyzed on the relevance of NAbs to interferon beta therapy. The results were published in the March issue of The Journal of International Medical Research.

“This study confirms that NAbs, which develop in response to Betaferon® therapy, tend to disappear over time and provides important evidence that the presence of NAbs in these patient populations was not associated with a poor clinical response to treatment.” said Dr. Douglas Goodin, lead author of the article and Professor of Neurology, University of California, San Francisco. “While it is unclear how these findings might apply to other beta interferon therapies, these data underscore the fact that decisions regarding Betaferon® treatment should be based on the clinical circumstances of the individual patient and not solely on the basis of their NAb status.”

NAbs are antibodies that may attach themselves to an injected protein drug, such as beta interferon therapy, thereby potentially inhibiting its biological activity. All immunomodulating therapies for MS may cause the development of NAbs in a varying portion of patients, but there is controversy in the medical community about the role NAbs may or may not play in a patient’s response to therapy.

“This study reinforces expert recommendations that treatment decisions should be based on a patient's overall response to therapy and not on the actual or potential presence of neutralizing antibodies”, said Darlene Jody, M.D., Executive Vice President, Specialized Therapeutics, at Bayer Schering Pharma. “When treating MS, especially from the first event, the proven efficacy and safety of Betaferon® is what patients and prescribers can continue to rely on.”

The published study addressed the clinical impact of NAbs to Betaferon® therapy in an office-based or “real world” setting. These results are in line with the clinical practice guidelines recently published by the American Academy of Neurology2. The study findings also confirm and reinforce previous clinical data showing that NAb status does not necessarily affect the efficacy of Betaferon® treatment, and that most patients who test positive for NAbs to Betaferon® revert to NAb-negative status over time3,4. Since the development of NAbs is specific to each medication, it is unclear how these findings for Betaferon® might apply to other beta interferons.

About the Study
The study reviewed the NAb status of 6,698 Betaferon® patients from North America (n=2010), Europe (n=2417) and Australia (n=2271), using the myxovirus protein A assay (MxA). The prevalence of persistently high neutralizing antibodies in the Australian cohort, which included patients regardless of clinical response to Betaferon®, was 37%. This finding was similar to the reported incidence seen in Betaferon® clinical trials. The incidence of persistently high NAbs in the European and North American groups, however, was only 28% and 21% respectively even those these patients were pre-classified as having a "poor clinical response" to therapy. Since the patients known to be poor responders were more often NAb negative than the general population, the study concluded that persistent, high NAb status was not a key predictor of clinical response to therapy.

Repeat testing further demonstrated that NAbs to Betaferon® disappeared over time.
Among 2,387 patients tested a second time, only 34.1% (813 patients) had at least two consecutive titres ≥20 NU/ml:

°	Of these patients, 347 were tested further, of whom 25.4% (88) had reverted to NAb-negative status by the time of their last sample.
°	Among patients with a high titre of ≥400 NU/ml, 26.7% (24/90) of patients with two consecutive titres ≥400 NU/ml had reverted to NAb-negative status after repeated testing.

Data for the study were collected during a six-year period (1996-2002). Most of the NAb testing (73%) was performed within the first three years of treatment, when patients are thought to be at the greatest risk of developing NAbs. Patients in the study had MS for an average seven to 10 years at the time of testing.

About Betaseron® / Betaferon®
Betaseron®, which is marketed outside the U.S. and Canada under the trademark Betaferon®, was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon® is indicated for the treatment of relapsing forms of multiple sclerosis to reduce the frequency of clinical exacerbations. Betaferon® has the broadest experience of any MS medication. In the U.S., Europe and Japan, the drug has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one-third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years’ follow up of people treated with Betaferon® has shown that it is safe and well tolerated.

References
1. Goodin, DS, Hurwitz B, Noronha A. Neutralizing Antibodies to Interferon β-1b are Not Associated with Disease Worsening in Multiple Sclerosis.  J Int Med Res. 2007; 35: 173-187.
2. Goodin DS et al. Neutralizing antibodies to interferon beta: Assessment of their clinical and radiographic impact: An evidence report of the Therapeutics and Technology Assessment Subcommittee of the American Academy of Neurology. Neurology 2007; 68: 977– 984.
3. Durelli L, Verdun E, Barbero P, et al. Every-other-day interferon beta-1b versus once-weekly interferon beta-1a for multiple sclerosis: results of a 2-year prospective randomised multicentre study (INCOMIN). Lancet 2002;359: 1453–60.
4. Sorensen P, Ross C, Clemmesen KM, et al. Clinical importance of neutralising antibodies against interferon beta in patients with relapsing-remitting multiple sclerosis. Lancet 2003;362: 1184–91.

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma AG, Germany.
Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.

Berlin,                April 2, 2007
or                      (2007-0176E)

Contacts:
Oliver Renner, Tel.: +49 30 468 12431
E-mail: oliver.renner@bayerhealthcare.com

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

-   governmental factors, including legislative and regulatory changes;

-   difficulties and uncertainties related to new product development;

-   delays and uncertainties in the product approval process;

-   factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

-   factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

-   competitive factors, including pricing and product initiatives of our competitors;

-   legal factors, including product liability or other liability claims;

-   factors relating to the implementation of strategic, operational and organizational initiatives;

-   human resources factors, including our ability to attract and retain qualified personnel;

-   economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

-   adverse developments in our relationships with our development, manufacturing and marketing partners;

-   the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

-   changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

-   other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

Date:  April 3, 2007